                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                               ZEROPLUS.COM, INC.
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                                (Name of Issuer)

                     Common Stock, $.01 per share par value
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                         (Title of Class of Securities)

                                   268 745 205
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                                 (CUSIP Number)

Mark Peterson                             with a copy to:
Broadwing Inc.                            Eric Greenawalt, Esq.
201 East Fourth Street                    O'Melveny & Myers LLP
Cincinnati, Ohio 45201-2301               610 Newport Center Drive, 17th Floor
(513) 397-1504                            Newport Beach, California  92660
                                          (949) 760-9600

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 24, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


CUSIP NO. 268 745 205                                   PAGE  2   OF  9   PAGES
          ----------------                                  -----   -----

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

   Broadwing Holdings Inc.
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [ ]
                                                                         (b) [ ]
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3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                              [ ]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
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                   7    SOLE VOTING POWER

                        -0-
                   -------------------------------------------------------------
     NUMBER OF     8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY         1,815,653 (See Item 5)
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            -0-
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        1,815,653 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,815,653 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
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

                                 SCHEDULE 13D/A


CUSIP NO. 268 745 205                                   PAGE  3   OF  9   PAGES
          ----------------                                  -----   -----

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

   Broadwing Inc.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Ohio
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                   -------------------------------------------------------------
     NUMBER OF     8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY         1,815,653 (See Item 5)
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            -0-
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        1,815,653 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,815,653 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 amends the statement on Schedule 13D dated December 17, 1999 {the "Schedule 13D") and filed with the Securities and Exchange Commission (the "Commission") by Cincinnati Bell Inc., an Ohio corporation doing business as Broadwing Inc., and Broadwing Holdings Inc., a Delaware corporation, in respect of the common stock, par value $.01, CUSIP No. 268 745 205 of e-Net, Inc., a Delaware corporation, and relates to the disposition of shares of Common Stock (as defined below) by the Filing Persons (as defined below). Except as specifically amended hereby, the Schedule 13D shall remain unchanged and in full force and effect. Defined terms used and not otherwise defined herein shall have the meaning specified in the Schedule 13D.

Item 1:  Security and Issuer

         Item 1 is hereby amended and restated in its entirety to report that:

         This Schedule 13D relates to the common stock, par value $.01, CUSIP No. 268 745 205 (the "Common Stock") of ZeroPlus.com, Inc. (formerly known as e-Net, Inc.), a Delaware corporation (the "Issuer"), having its principal executive offices at 12800 Middlebrook Road, Suite 400, Germantown, Maryland 20874-5204.

Item 2.  Identity and Background.

         Item 2 is hereby amended and restated in its entirety to report that:

         This Schedule 13D is filed by and on behalf of Broadwing Inc. (formerly known as Cincinnati Bell Inc.), an Ohio corporation ("BRW"), having its principal address and principal office at 201 East Fourth Street, Cincinnati, Ohio 45201-2301, and Broadwing Holdings Inc., a Delaware corporation ("Holdings"), having its principal address and principal office at 300 Delaware Avenue, 9th Floor, DE-540, Wilmington, Delaware 19801 (collectively, the "Filing Persons"). The name, business address, and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each director and executive officer of each Filing Person are set forth on Schedule A hereto, which is incorporated by reference. All information in this Schedule 13D with respect to the persons listed on Schedule A is given to the knowledge of the Filing Persons.

         During the last five years, none of the Filing Persons or the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All of the persons listed on Schedule A are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to a letter agreement dated December 7, 1999 (the "Letter Agreement") between BRW and the Issuer, BRW exercised an option (the "Option") assigned by IXC Internet Services, Inc., a Delaware corporation and a wholly-owned subsidiary of BRW ("Internet") to acquire 1,888,653 shares of the Common Stock at a purchase price of approximately $5.742 per share contingent upon the approval of the BRW Board of Directors. On December 8, 1999, such contingency was satisfied. The Option was initially granted to Internet pursuant to a Revenue Sharing, Service Development and Joint Marketing Alliance Agreement entered into as of September 14, 1999 between the Issuer and Broadwing Communications Services Inc. ("Services") (formerly known as IXC Communications Services, Inc.), a wholly owned subsidiary of BRW (the "Alliance Agreement"). The aggregate purchase price of $10,845,000.00 was paid out of funds from working capital on December 20, 1999. The 1,888,653 shares of the Common Stock were issued on December 20, 1999 to Holdings, a wholly owned subsidiary of BRW.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and restated in its entirety to report that:

         On May 24, 2001, Holdings sold 12,000 shares of Common Stock in an open market transaction at a price of $0.50 per share. On May 31, 2001, Holdings sold: (i) 2,000 shares of Common Stock at a price of $0.45 per share; (ii) 4,000 shares of Common Stock at a price of $0.43 per share; and (iii) 32,000 shares of Common Stock at a price of $0.40 per share. On June 1, 2001, Holdings sold 23,000 shares of Common Stock at a price of $0.40 per share. All sales have been transacted in accordance with Rule 144 promulgated under the Securities Act of 1933. The Filing Persons may sell some or all of their shares of Common Stock from time to time in the future depending upon market conditions and other relevant factors.

          (a)  Not applicable.

          (b)  Not applicable.

          (c)  Not applicable.

          (d) In connection with the Letter Agreement, the Filing Persons requested that the Issuer grant the Filing Persons two seats on the Issuer's board of directors, with the intent that one such seat be a technology expert. To date, the Issuer has not granted such request, and the Filing Persons have not named any representatives to the Issuer's board of directors.

          (e)  Not applicable.

          (f)  Not applicable.

          (g)  Not applicable.

          (h)  Not applicable.

          (i)  Not applicable.

          (j)  Not applicable.

Item 5.  Interest in Securities of The Issuer.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety to report that:

          (a) As of the date hereof, each of the Filing Persons may be deemed to beneficially own 1,815,653 shares, or approximately 17.6% of the Issuer's outstanding Common Stock, based on the statement in Issuer's most recent Form 10-QSB filed with the Commission on February 14, 2001 that, as of December 31, 2000, there were approximately 10,318,809 shares of Issuer's Common Stock outstanding.

         (b) As of the date hereof, each of the Filing Persons may be deemed to have shared dispositive power and shared voting power with respect to 1,815,653 shares of the Issuer's Common Stock.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 4, 2001                     BROADWING INC.


                                        /s/  MARK W. PETERSON
                                        -------------------------------------
                                        By:  Mark W. Peterson
                                        Its: Vice President and Treasurer


                                        BROADWING HOLDINGS, INC.


                                        /s/  MARK W. PETERSON
                                        -------------------------------------
                                        By:  Mark W. Peterson
                                        Its: Treasurer

                                   SCHEDULE A

        1. The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Broadwing Inc. ("BRW") are set forth below. If no business address is given, the director's or officer's business address is 201 East Fourth Street, Cincinnati, Ohio 45201-2301.

Directors:

Name and Business Address             Present Principal Occupation
-------------------------             ----------------------------

Richard G. Ellenberger                President, Chief Executive Officer and
                                      Chief Operating Officer of BRW, Chief
                                      Executive Officer and Director of
                                      Cincinnati Bell Telephone Company and
                                      Chief Executive Officer of Broadwing
                                      Communications Inc. ("Broadwing
                                      Communications") and Broadwing Communications
                                      Services Inc. ("Services")

Karen M. Hoguet                       Chief Financial Officer and Senior Vice
                                      President of Federated
                                      Department Stores, Inc.

David B. Sharrock                     Consultant, Director of Interneuron
                                      Pharmaceuticals Inc., Incara
                                      Pharmaceutical, Inc.
                                      Intercardia, Inc. and Praecis
                                      Pharmaceutical, Inc.

Phillip R. Cox                        President and Chief Executive Officer of
                                      Cox Financial Corporation,
                                      Director of Federal Reserve Bank of
                                      Cleveland, Cinergy Corp., BDM
                                      International, Touchstone Mutual Funds and
                                      PNC Bank, Ohio, N.A.

William A. Friedlander                Chairman of Bartlett & Co., Director of
                                      The Union Central Life
                                      Insurance Company and Center Bank

James D. Kiggen                       Chairman of the Board of BRW, Chairman of
                                      the Board of Xtek, Inc.,
                                      Director of Fifth Third Bank and its
                                      subsidiary and The United States Playing
                                      Card Co.

Daniel J. Meyer                       Chairman and Chief Executive Officer of
                                      Milacron, Inc., Director of
                                      The E.W. Scripps Company, AK Steel
                                      Corporation and Hubbell Incorporated

Mary D. Nelson                        Retired-Director of Blount International,
                                      Inc. and its subsidiary, and The Union
                                      Central Life Insurance Company

Carl Redfield                         Senior Vice President of Worldwide
                                      Manufacturing/Logistics of Cisco Systems
                                      Inc., Director of CEC Communications,
                                      iBasis, and VA Linux Systems

John M. Zrno                          Retired-Former President and Chief
                                      Executive Officer of Broadwing Communications


J. Taylor Crandall                    Managing Partner of Oak Hill Capital
                                      Management, Inc. and Chief Operating
                                      Officer of Keystone, Inc., Director American
                                      Skiing Company, Grove Worldwide, LLC,
                                      IPWireless, Oreck Corporation, U.S.
                                      Oncology Inc., Sunterra Corporation and
                                      Washington Mutual, Inc.

Executive Officers (Who Are Not Directors):

Name and Business Address             Present Principal Occupation
-------------------------             ----------------------------

Kevin W. Mooney                       Executive Vice President and Chief
                                      Financial Officer of BRW and Cincinnati
                                      Bell Telephone Company, Chief Financial
                                      Officer of Broadwing Communications, and
                                      President of Holdings

Mark W. Peterson                      Vice President and Treasurer of BRW,
                                      Treasurer of Cincinnati Bell Telephone
                                      Company, Broadwing Communications, Services
                                      and IXC Internet Services, Inc. ("Internet"),
                                      and Secretary and Treasurer of Holdings

Mary E. McCann                        Vice President and Controller of BRW

Jeffrey C. Smith                      Secretary and Chief Legal/Administrative
                                      Officer of BRW, Broadwing Communications, and
                                      Services, General Counsel of BRW, and
                                      Secretary of Holdings

Michael W. Callaghan                  Vice President of Corporate Development
                                      of BRW

Kevin R. Sullivan                     Vice President of Finance of BRW

Matthew W. Booher                     Vice President of Investor Relations
                                      of BRW


        2. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Broadwing Holdings Inc. ("Holdings") are set forth below. If no business address is given, the director's or officer's business address is 201 East Fourth Street, Cincinnati, Ohio 45201-2301.

Directors:

Richard G. Ellenberger                President and Chief Executive Officer of
                                      BRW, Chief Executive Officer and Director
                                      of Cincinnati Bell Telephone Company and
                                      Chief Executive Officer of Broadwing
                                      Communications and Services

Kevin W. Mooney                       Executive Vice President and Chief
                                      Financial Officer of BRW and Cincinnati
                                      Bell Telephone Company, Chief Financial
                                      Officer of Broadwing Communications, and
                                      President of Holdings

Linda S. Bubacz                       Trust Officer, First Union National Bank

Executive Officers (Who Are Not Directors):

Name and Business Address             Present Principal Occupation
-------------------------             ----------------------------

Mark W. Peterson                      Vice President and Treasurer of BRW,
                                      Treasurer of Cincinnati Bell Telephone
                                      Company, Broadwing Communications, Services,
                                      Internet, and Holdings

Jeffrey C. Smith                      Secretary and Chief Legal/Administrative
                                      Officer of BRW, Broadwing Communications, and
                                      Services, General Counsel of BRW, and
                                      Secretary of Holdings